[redacted]

03002411

SO 3/4/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-3-03

OMB APPROVAL
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SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH, D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47783

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Windsor Sheffield & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1730 Walton Road, Suite 300
(No. and Street)

Blue Bell,	PA	19422
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Perrot (610) 567-2999
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1777 Sentry Pkwy W, Dublin Hall, Ste 400	Blue Bell,	PA	19422
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DW 3/11

OATH OR AFFIRMATION

I, Michael J. Perrot, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Windsor Sheffield & Co., Inc., as of ____________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

President
Title

Notary Public

Notarial Seal
Lisa M. Davis, Notary Public
Whitpain Twp., Montgomery County
My Commission Expires Aug. 6, 2005
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Windsor, Sheffield & Co., Inc.

Financial Report
December 31, 2002

WINDSOR, SHEFFIELD & CO., INC.

CONTENTS

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Directors and Shareholders
Windsor, Sheffield & Co., Inc.
Blue Bell, Pennsylvania

We have audited the accompanying statements of financial condition of Windsor, Sheffield & Co., Inc. as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Windsor, Sheffield & Co., Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Blue Bell, Pennsylvania
January 21, 2003

McGladrey & Pullen, LLP

WINDSOR, SHEFFIELD & CO., INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash, demand deposits	$ 132,978	$ 131,045
Receivable from clearing agents (Note 3)	55,534	12,071
Deposits with clearing agent (Note 3)	50,438	50,346
Security deposit	11,045	11,045
Prepaid expenses	4,344	4,428
Total current assets	254,339	208,935
OTHER ASSETS	200	200
	$ 254,539	$ 209,135

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Accrued expenses	$ 55,183	$ 70,504
COMMITMENTS AND CONTINGENCIES (Note 4)		
SHAREHOLDERS' EQUITY (Note 2)		
Common stock, $1 par value, 10,000 shares authorized, 2,000 shares issued and outstanding	2,000	2,000
Additional paid-in capital	237,339	237,339
Accumulated deficit	(39,983)	(100,708)
Total shareholders' equity	199,356	138,631
	$ 254,539	$ 209,135

See Notes to Financial Statements.

WINDSOR, SHEFFIELD & CO., INC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUE		
Commissions	$ 771,711	$ 694,901
Investment advisory fees	5,311	6,802
Project management fees	28,660	46,602
Interest income	1,528	1,446
Total revenue	807,210	749,751
OPERATING EXPENSES		
Clearing fees	118,957	90,510
Commissions	455,302	413,158
Other expenses	172,226	196,732
Total operating expenses	746,485	700,400
NET INCOME	$ 60,725	$ 49,351

See Notes to Financial Statements.

WINDSOR, SHEFFIELD & CO., INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2002 AND 2001

	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2001	2,000	$ 2,000	$ 237,339	$ (150,059)	$ 89,280
Net income	-	-	-	49,351	49,351
Balance, December 31, 2001	2,000	2,000	237,339	(100,708)	138,631
Net income	-	-	-	60,725	60,725
Balance, December 31, 2002	2,000	$ 2,000	$ 237,339	$ (39,983)	$ 199,356

See Notes to Financial Statements.

WINDSOR, SHEFFIELD & CO., INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
OPERATING ACTIVITIES		
Net income	$ 60,725	$ 49,351
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Receivable from clearing agent	(43,463)	38,263
Deposit with clearing agent	(92)	(19,478)
Prepaid expenses	84	(180)
Increase in:		
Accrued expenses	(15,321)	23,890
Net cash provided by operating activities	1,933	91,846
NET INCREASE IN CASH	1,933	91,846
CASH, BEGINNING	131,045	39,199
CASH, ENDING	$ 132,978	$ 131,045
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ 138	$ 364

See Notes to Financial Statements.

WINDSOR, SHEFFIELD & CO., INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Windsor, Sheffield & Co., Inc. ("Windsor" or the "Company") was incorporated under the laws of the Commonwealth of Pennsylvania on February 7, 1994. Windsor was approved on March 11, 1996 for registration with the National Association of Securities Dealers ("NASD") and subsequently with the National Futures Association ("NFA"). As such it may conduct a general securities brokerage business. As a member of the NASD and the NFA, the Company is regulated and examined by those Organizations and is governed by the laws, rules and regulations of the Commodities Future Trading Commission ("CFTC") and the Securities and Exchange Commission ("SEC").

Windsor operates as a fully disclosed broker-dealer in the Mid-Atlantic region and, accordingly, has entered into clearing agreements with broker-dealer firms providing such services. The Company provides brokerage services to its clients in the purchase and sale, as agent, of mutual fund shares, corporate stocks, commodities, bonds and notes, and government and agency securities and will offer other services from time-to-time usually provided by registered broker-dealers, and as the Company may be permitted under the rules and regulations of the NASD, the CFTC and the SEC.

The Company also conducts business as an investment advisor. Windsor is currently registered as an investment advisor in Pennsylvania. The Company's minimum net capital requirement as a registered investment advisor is governed by the state in which it conducts its principal place of business. As of December 31, 2002, the Company had satisfied its minimum regulatory net capital requirements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. The temporary differences are the differences between the reportable amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that same portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Revenue Recognition Policy

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Project Management fees are recorded when earned.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $183,329, which was $178,329 in excess of its required net capital of $5,000. At December 31, 2001, the Company had net capital of $122,612, which was $117,612 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .30 to 1 and .58 to 1 as of December 31, 2002 and 2001, respectively.

Per CFTC regulation, CFR 1.17(a)(2)(ii), the Company elected to meet the alternative adjusted net capital requirement of the SEC for an introducing broker ($5,000) by operating pursuant to a guarantee agreement entered into with a futures commission merchant.

NOTE 3. TRANSACTIONS WITH CLEARING AGENT

The Company has clearing agreements with clearing agents for the primary purpose of clearing its customers' securities transactions on a fully disclosed basis. The clearing agent reflects all such transactions on its books, and records them in accounts it carries in the names of such customers. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to its customers. The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k (2)(ii) of the rule. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $50,000 during 2002 and 2001 as a deposit in an interest bearing account with the clearing agent.

NOTE 4. COMMITMENTS AND CONTINGENCIES

The Company leases office space under a non-cancelable operating lease expiring in 2003. Rent expense for years ended December 31, 2002 and 2001 was $46,845 and $44,633, respectively. Future minimal rental commitments are as follows:

YEAR ENDING DECEMBER 31,	AMOUNT
2003	$26,866
	$26,866

NOTE 5. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 3, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

NOTE 6. INCOME TAXES

Income taxes have not been provided since the Company has utilized its net operating loss carryforwards from prior years to offset Federal and State income tax expense. A deferred income tax asset of approximately $10,000 arising from the Company's net operating loss carryforward, has been offset by a valuation allowance of the same amount since the Company believes that it is more than likely the potential tax benefit will not be realized. The Company has net operating loss carryforwards at December 31, 2002 of approximately $40,000 expiring from 2018 to 2020 to offset future taxable income.

SUPPLEMENTARY INFORMATION

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON
THE SUPPLEMENTARY INFORMATION

Directors and Shareholders
Windsor, Sheffield & Co., Inc.
Blue Bell, Pennsylvania

Our audits were conducted for the purpose of forming an opinion on the basic financial statements for the years ended December 31, 2002 and 2001 taken as a whole. The accompanying supplementary information on pages 10 and 11 as of December 31, 2002 and 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blue Bell, Pennsylvania
January 21, 2003

McGladrey & Pullen, LLP

WINDSOR, SHEFFIELD & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

NET CAPITAL	
Total shareholders' equity qualified for net capital	$ 199,356
Deductions:	
Non-allowable assets	
Security deposit	11,045
Prepaid expenses	4,344
Net property and equipment	200
Interest on clearing account deposit	438
Total deductions	16,027
Net capital	$ 183,329
AGGREGATE INDEBTEDNESS, accrued expenses	$ 55,183
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Excess net capital	$ 178,329
Ratio of aggregate indebtedness to net capital	.30 to 1

Note: There were no material diffenences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessay.

WINDSOR, SHEFFIELD & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

NET CAPITAL	
Total shareholders' equity qualified for net capital	$ 138,631
Deductions:	
Non-allowable assets	
Security deposit	11,045
Prepaid expenses	4,428
Net property and equipment	200
Interest on clearing account deposit	346
Total deductions	16,019
Net capital	$ 122,612
AGGREGATE INDEBTEDNESS, accrued expenses	$ 70,504
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Excess net capital	$ 117,612
Ratio of aggregate indebtedness to net capital	.58 to 1

Reconciliation with Company's Computation of Net Capital (Included in Part IIA of Form X-17a-5 as of December 31, 2001)

	Net Capital	Aggregate Indebtedness
Balances, as reported in Company's Part II (unaudited) Focus Report	$ 102,612	$ 90,504
Audit adjustments - decrease in accruals	20,000	(20,000)
Net capital and aggregate indebtedness as per above	$ 122,612	$ 70,504

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Director and Shareholders
Windsor, Sheffield & Co., Inc.
Blue Bell, Pennsylvania

In planning and performing our audit of the financial statements of Windsor, Sheffield & Co., Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications and comparisons;
2) Recordation of differences required by rule 17a-13;
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations and the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC are not applicable to the Company since it is not a Futures Commission Merchant.

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment, accounting system, control activities and their operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Windsor, Sheffield & Co., Inc. for the year ended December 31, 2002 and this report does not affect our report thereon dated January 21, 2003. The Company has minimal segregation of duties due to the small size of the Accounting Department. It is not economically justifiable for the Company to maintain a complete segregation of duties which is a characteristic of all good systems of internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2002 to meet the SEC's and CFTC's objectives due to the lack of complete segregation of duties as described above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., the CFTC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
January 21, 2003